UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2024

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report on Form 20-F 21 February 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: February 21, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

21 February 2024

Barclays Bank PLC

2023 Annual Report on Form 20-F

The Annual Report on Form 20-F for Barclays Bank PLC for the year ended 31 December 2023, as amended (the "Form 20-F"), has been filed with the US Securities and Exchange Commission and is also available on the Barclays website at https://home.barclays/investor-relations/reports-and-events/annual-reports.

The Form 20-F has also been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

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For further information, please contact:

Investor Relations                            Media Relations

Marina Shchukina                            Jonathan Tracey
+44 (0) 20 7116 2526                      +44 (0) 20 7116 4755